Exhibit 99.7

IMPERIAL CHEMICAL INDUSTRIES PLC – ANNUAL REPORT AND ACCOUNTS 2004

Copies of the ICI Annual Report and Accounts 2004, ICI Annual Review 2004, Notice of Annual General Meeting, Form of Proxy and draft new Articles of Association have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. (0) 20 767 1000

Copies of the Annual Report and Accounts 2004, Annual Review 2004 and Notice of Annual General Meeting will shortly be available for inspection on the Company website at www.ici.com.

Copies of the draft new Articles of Association are available for inspection at ICI’s Registered Office, 20 Manchester Square, London, W1U 3AN until the conclusion of the Annual General Meeting on 25th May 2005.

15 March 2005